EXHIBIT 99.1

Brookfield Renewable Reports Record First Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 03, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, “BEP”) today reported financial results for the three months ended March 31, 2024.

“We had a strong start to the year delivering record results and executing on our business plans. We signed a landmark agreement with Microsoft, which expands on our longstanding partnership, to deliver over 10.5 gigawatts of additional renewable energy capacity to enable the growth of their AI powered cloud services business,” said Connor Teskey, CEO of Brookfield Renewable. “The agreement is a testament to our ability to deliver scale clean power solutions to our leading global corporate partners and the exponential demand we are seeing for renewable energy to support data center development. During the quarter we were also successful advancing our development and growth activities and are well positioned to deploy significant capital into a robust pipeline of attractive opportunities and build on our track record of value creation.”

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited	2024	2023
Net income (loss) attributable to Unitholders	$(120)	$(32)
– per LP unit(1)	(0.23)	(0.09)
Funds From Operations (FFO)(2)	296	275
– per Unit(2)(3)	0.45	0.43

Brookfield Renewable reported FFO of $296 million in the quarter, or $0.45 per unit for the three months ended March 31, 2024, an 8% increase compared to the prior year. The strong results reflect solid resources across our hydro fleet and the impact from development and growth initiatives. These results position us well to deliver our target 10%+ FFO per unit growth for the year. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended March 31, 2024 was $120 million.

Key highlights:

  Advanced commercial priorities, including securing contracts to deliver an incremental ~5,200 gigawatt hours per year of generation in addition to the announced partnership with Microsoft.
  Continued to progress development activities during the quarter and expect to bring on ~7,000 megawatts of new renewable capacity this year.
  Progressed asset recycling activities that are expected to generate $3 billion of proceeds ($1.3 billion net to Brookfield Renewable) this year at attractive returns.
  Strengthened our balance sheet by executing approximately $6 billion of financings, ending the quarter with $4.4 billion of available liquidity to deploy into a very attractive investment environment.

We are Positioned as the Leading Clean Power Provider to the Digitalizing Global Economy

As the accelerating global trends of cloud computing, digitalization, and adoption of AI continue to drive significant growth in demand for power, we are fortunate to be a key enabler of one of the most significant growth trends in recent history.

Demand for cloud computing and AI is incentivizing the leading technology companies to scale their investment in these areas, and the key requirements needed to deliver these products are computing power and energy. However, existing energy infrastructure is not enough, meaning sourcing additional sustainable renewable power at scale is on the critical path to growth for these companies.

In May we signed a landmark renewable energy framework agreement with Microsoft, furthering our strategic partnership, where we expect to deliver them over 10,500 megawatts of new renewable energy capacity in the U.S. and Europe between 2026 and 2030.

The first-of-its-kind agreement, which is almost eight times larger than the largest single corporate PPA ever signed, will assist Microsoft’s data center growth and support its investment in AI powered cloud services. The agreement positions us well to deliver over 7,000 megawatts of new capacity annually through the end of the decade.

There are further opportunities to partner with Microsoft, with whom we are already set to deliver almost 1,000 megawatts of projects through 2025. The agreement includes provisions to increase its scope to deliver additional renewable energy capacity within the U.S. and Europe, and beyond to Asia-Pacific, India, and Latin America.

The partnership is a testament to our differentiated offering which is characterized by our significant access to capital and credibility to deliver scale clean power solutions from our extensive pipeline of advanced stage projects, which are well positioned from an interconnection and permitting perspective in many key data center markets globally.

While this partnership is a first-of-its-kind, given the significant scale of investment required to meet the increase in energy demand, we believe we are uniquely positioned to be a key enabler of growth for the largest technology players through similar arrangements. Our access to scale capital, sizeable development pipeline, and ability to commission significant capacity concurrently to meet this demand differentiates us as a partner.

We are also uniquely positioned to provide a tailored solution to help address our customers’ needs. Our ability to provide scale 24/7 clean power solutions through the combination of our large portfolio of existing hydro assets, our leading nuclear services business, and other renewable power capacity from across the technology spectrum also distinguishes our offering; this is translating to favorable contracting opportunities.

Operating Results

We generated FFO of $296 million, or $0.45 per unit, representing an 8% increase from the prior year as we benefited from our diverse operating assets and contribution from our growth and development activities.

Our hydro assets continue to exhibit strong cash flow resiliency given our diversified asset base, inflation-linked power purchase agreements, and ability to realize strong power prices. Our hydroelectric segment delivered FFO of $193 million driven by solid resources across our fleet, which resulted in generation at 105% of the long-term average, and strong all-in pricing.

Our wind and solar segments generated a combined $148 million of FFO, benefiting from recently closed acquisitions and the commissioning of new projects. We continue to execute on development, further diversifying our business and reducing quarter-over-quarter volatility.

Our distributed energy and storage, and sustainable solutions segments generated a combined $67 million of FFO. We continued to scale our distributed generation business with strong growth in our backlog of projects that we expect to commission over the next few years and benefited from our acquisition of Westinghouse, where we continue to see robust performance.

Balance Sheet & Liquidity

Our financial position remains strong with $4.4 billion of available liquidity enabling us to deploy significant capital into growth.

During the quarter we further strengthened our balance sheet executing almost $6 billion in financings. Globally, we continue to see robust financing markets and have been actively extending maturities at attractive pricing with spreads near historic lows.

In January, we issued C$400 million of 30-year notes at 5.3% and meaningfully extended our debt maturity profile. Later in the quarter we issued $150 million of fixed rate perpetual subordinated notes, with proceeds being used to refinance outstanding preferred shares that were scheduled to reset in early April. The newly issued notes are 70 bps cheaper than the reset rate of the outstanding preferred shares we redeemed, saving us almost $5 million over the next five years.

The market for the right type of renewable power assets continues to strengthen as the outlook for interest rates has stabilized. Our large and growing portfolio of contracted operating assets with fixed rate non-recourse financing and pipeline of derisked projects are in high demand from lower cost of capital buyers. We are fortunate to have launched a significant pipeline of asset sales into this environment which we are advancing. In aggregate we are targeting to generate $3 billion of proceeds ($1.3 billion net to Brookfield Renewable) this year at attractive returns.

Considering public market conditions and our strong conviction in the intrinsic value of our business, we allocated capital to repurchase our units in the quarter. In the last nine months, we repurchased over 4 million units under our normal course issuer bid. Looking forward, we will continue to allocate capital based on where we are seeing the best risk-adjusted returns and remain confident we will continue to create meaningful value for our investors.

Distribution Declaration

The next quarterly distribution in the amount of $0.355 per LP unit, is payable on June 28, 2024 to unitholders of record as at the close of business on May 31, 2024. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.355 per share, also payable on June 28, 2024 to shareholders of record as at the close of business on May 31, 2024. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals almost 34,000 megawatts and our development pipeline stands at approximately 157,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $900 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s First Quarter 2024 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on May 3, 2024 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/pk262rue/

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position

	As of
UNAUDITED	March 31		December 31
(MILLIONS)	2024		2023
Assets
Cash and cash equivalents		$1,423		$1,141
Trade receivables and other financial assets(5)		4,184		5,237
Equity-accounted investments		2,484		2,546
Property, plant and equipment, at fair value and Goodwill		65,471		65,949
Deferred income tax and other assets(6)		1,548		1,255
Total Assets		$75,110		$76,128

Liabilities
Corporate borrowings(7)		$3,545		$2,833
Borrowings which have recourse only to assets they finance(8)		25,579		26,869
Accounts payable and other liabilities(9)		9,522		9,273
Deferred income tax liabilities		7,091		7,174

Equity
Non-controlling interests
Participating non-controlling interests – in operating
subsidiaries	$18,669		$18,863
General partnership interest in a holding subsidiary held by
Brookfield	52		55
Participating non-controlling interests – in a holding subsidiary –
Redeemable/Exchangeable units held by Brookfield	2,529		2,684
BEPC exchangeable shares	2,336		2,479
Preferred equity	570		583
Perpetual subordinated notes	738		592
Preferred limited partners' equity	760		760
Limited partners' equity	3,719	29,373	3,963	29,979
Total Liabilities and Equity		$75,110		$76,128

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results

UNAUDITED	For the three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenues	$1,492	$1,331
Other income	34	26
Direct operating costs(10)	(634)	(401)
Management service costs	(45)	(57)
Interest expense	(476)	(394)
Share of earnings from equity-accounted investments	(33)	33
Foreign exchange and financial instrument gain	120	146
Depreciation	(502)	(429)
Other	(12)	(54)
Income tax recovery (expense)
Current	(28)	(43)
Deferred	14	19
Net income (loss)	$(70)	$177

Net income attributable to preferred equity, preferred limited partners' equity,
perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(50)	$(209)
Net loss attributable to Unitholders	(120)	(32)
Basic and diluted loss per LP unit	$(0.23)	$(0.09)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31
UNAUDITED (MILLIONS)	2024	2023
Operating activities
Net income (loss)	$(70)	$177
Adjustments for the following non-cash items:
Depreciation	502	429
Unrealized foreign exchange and financial instrument gain	(117)	(130)
Share of (earnings) loss from equity-accounted investments	33	(33)
Deferred income tax expense	(14)	(19)
Other non-cash items	56	37
	390	461
Net change in working capital and other(11)	(66)	202
	324	663
Financing activities
Net corporate borrowings	297	293
Non-recourse borrowings, commercial paper, and related party borrowings, net	647	(262)
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	151	994
Issuance of equity instruments, net and related costs	118	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	(132)	(142)
To unitholders of Brookfield Renewable or BRELP	(260)	(243)
	821	640
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(11)	(81)
Investment in property, plant and equipment	(840)	(572)
Disposal (purchase) of associates and other assets	2	(539)
Restricted cash and other	14	16
	(835)	(1,176)
Foreign exchange gain (loss) on cash	(17)	14
Cash and cash equivalents
Increase	293	141
Net change in cash classified within assets held for sale	(11)	1
Balance, beginning of period	1,141	998
Balance, end of period	$1,423	$1,140

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	3,621	3,576	3,234	3,237	$303	$335	$206	$230	$137	$158
Brazil	1,014	1,207	1,008	1,008	59	61	42	45	36	38
Colombia	694	1,010	843	853	79	66	45	48	20	23
	5,329	5,793	5,085	5,098	441	462	293	323	193	219
Wind	2,128	1,677	2,500	1,998	170	142	121	107	87	78
Utility-scale solar	720	484	844	568	93	88	90	69	61	40
Distributed energy & storage	284	233	225	181	52	61	43	45	34	33
Sustainable solutions	—	—	—	—	119	19	35	12	33	11
Corporate	—	—	—	—	—	—	(7)	3	(112)	(106)
Total	8,461	8,187	8,654	7,845	$875	$772	$575	$559	$296	$275

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$122	$9	$(61)	$(28)	$(6)	$(106)	$(70)
Add back or deduct the following:
Depreciation	161	210	96	31	4	—	502
Deferred income tax expense (recovery)	2	(6)	(1)	(3)	—	(6)	(14)
Foreign exchange and financial instrument loss (gain)	(34)	(75)	7	8	(23)	(3)	(120)
Other(12)	(47)	(29)	(21)	(24)	10	16	(95)
Management service costs	—	—	—	—	—	45	45
Interest expense	198	111	85	32	3	47	476
Current income tax expense	18	9	—	1	—	—	28
Amount attributable to equity accounted investments and non-controlling interests(13)	(127)	(108)	(15)	26	47	—	(177)
Adjusted EBITDA	$293	$121	$90	$43	$35	$(7)	$575

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	District energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$238	$29	$(48)	$26	$27	$(95)	$177
Add back or deduct the following:
Depreciation	154	150	82	29	14	—	429
Deferred income tax expense (recovery)	25	—	(1)	(14)	1	(30)	(19)
Foreign exchange and financial instrument loss (gain)	(94)	(40)	2	(10)	1	(5)	(146)
Other(12)	25	5	12	16	(13)	29	74
Management service costs	—	—	—	—	—	57	57
Interest expense	183	62	65	23	11	50	394
Current income tax expense	34	4	5	—	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(13)	(242)	(103)	(48)	(25)	(29)	(3)	(450)
Adjusted EBITDA	$323	$107	$69	$45	$12	$3	$559

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

	For the three months ended March 31
UNAUDITED (MILLIONS)	2024	2023
Net income	$(70)	$177
Add back or deduct the following:
Depreciation	502	429
Deferred income tax recovery	(14)	(19)
Foreign exchange and financial instruments gain	(120)	(146)
Other(14)	(95)	74
Amount attributable to equity accounted investment and non-controlling interest(15)	93	(240)
Funds From Operations	$296	$275

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations:

	For the three months ended March 31
	2024	2023
Net income (loss) per LP unit(1)	$(0.23)	$(0.09)
Adjust for the proportionate share of
Depreciation	0.38	0.37
Deferred income tax recovery and other	0.36	0.22
Foreign exchange and financial instruments loss (gain)	(0.06)	(0.07)
Funds From Operations per Unit(3)	$0.45	$0.43

BROOKFIELD RENEWABLE CORPORATION
REPORTS FIRST QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation (“BEPC” or our “company”) (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.355 per class A exchangeable subordinate voting share of BEPC (a “Share”), payable on June 28, 2024 to shareholders of record as at the close of business on May 31, 2024. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. (“BEP” or the “Partnership”) (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited	2024	2023
Select Financial Information
Net income (loss) attributable to the partnership	$491	$(1,065)
Funds From Operations (FFO)(2)	219	202

BEPC reported FFO of $219 million for the three months ended March 31, 2024 compared to $202 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net loss attributable to the partnership for the three months ended March 31, 2024 was $491 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position

	As of
UNAUDITED	March 31		December 31
(MILLIONS)	2024		2023
Assets
Cash and cash equivalents		$639		$627
Trade receivables and other financial assets(5)		2,386		2,972
Equity-accounted investments		603		644
Property, plant and equipment, at fair value and Goodwill		40,332		44,892
Deferred income tax and other assets(6)		280		286
Total Assets		$44,240		$49,421

Liabilities
Borrowings which have recourse only to assets they finance(8)		$14,491		$16,072
Accounts payable and other liabilities(9)		3,769		5,680
Deferred income tax liabilities		5,791		5,819

BEPC exchangeable and class B shares		4,173		4,721

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$9,661		$11,070
Participating non-controlling interests – in a holding subsidiary
held by the partnership	260		272
The partnership	6,095	16,016	5,787	17,129
Total Liabilities and Equity		$44,240		$49,421

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED	For the three months ended March 31
(MILLIONS)	2024	2023

Revenues	$1,125	$1,066
Other income	24	13
Direct operating costs(10)	(484)	(304)
Management service costs	(21)	(36)
Interest expense	(363)	(306)
Share of (loss) earnings from equity-accounted investments	(15)	3
Foreign exchange and financial instrument gain	29	115
Depreciation	(345)	(306)
Other	26	(39)
Remeasurement of BEPC exchangeable and class B shares	548	(1,063)
Income tax (expense) recovery
Current	(20)	(38)
Deferred	(13)	(25)
Net income (loss)	$491	$(920)
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$1	$143
Participating non-controlling interests – in a holding subsidiary held by the partnership	(1)	2
The partnership	491	(1,065)
	$491	$(920)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED	For the three months ended March 31
(MILLIONS)	2024	2023
Operating activities
Net income (loss)	$491	$(920)
Adjustments for the following non-cash items:
Depreciation	345	306
Unrealized foreign exchange and financial instruments gain	(28)	(108)
Share of (earnings) loss from equity-accounted investments	15	(2)
Deferred income tax expense	13	25
Other non-cash items	16	24
Remeasurement of exchangeable and class B shares	(548)	1,063
	304	388
Net change in working capital and other(11)	(47)	204
	257	592
Financing activities
Non-recourse borrowings and related party borrowings, net	131	(281)
Capital contributions from participating non-controlling interests	82	52
Distributions paid and return of capital:
To participating non-controlling interests	(76)	(133)
	137	(362)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(81)
Investment in property, plant and equipment	(277)	(162)
Disposal of subsidiaries, associates and other securities, net	(113)	3
Restricted cash and other	19	13
	(371)	(227)
Foreign exchange gain (loss) on cash	(9)	12
Cash and cash equivalents
Increase	14	15
Net change in cash classified within assets held for sale	(2)	—
Balance, beginning of period	627	642
Balance, end of period	$639	$657

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended March 31
UNAUDITED (MILLIONS)	2024	2023

Net income (loss)	$491	$(920)
Add back or deduct the following:
Depreciation	345	306
Foreign exchange and financial instruments loss gain	(29)	(115)
Deferred income tax expense	13	25
Other(16)	(204)	44
Dividends on BEPC exchangeable shares(17)	65	58
Remeasurement of BEPC exchangeable and BEPC class B shares	(548)	1,063
Amount attributable to equity accounted investments and non-controlling interests(18)	86	(259)
Funds From Operations	$219	$202

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures – Three Months Ended March 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q1 2024 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Quarter Ended March 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q1 2024 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)   For the three months ended March 31, 2024, average LP units totaled 286.8 million (2023: 275.4 million).

(2)   Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)  Average Units outstanding for the three months ended March 31, 2024 were 664.9 million (2023: 646.0 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at March 31, 2024 were 664.2 million (2023: 646.1 million).

(4) Normalized FFO assumes long-term average generation in all segments and uses 2022 foreign currency rates. For the three months ended March 31, 2024, the change related to long-term average generation totaled $12 million (2023: $(1) million) and the change related to foreign currency totaled $4 million.

(5) Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6) Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7) Balance includes current and non-current portion of corporate borrowings.

(8) Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(9) Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(10) Direct operating costs exclude depreciation expense disclosed below.

(11) Balance includes change in working capital, dividends received from equity accounted investments and changes due to or from related parties.

(12) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(13) Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(14) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(15) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(16) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(17) Balance is included within interest expense on the consolidated statements of income (loss).

(18) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(19) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(20) Available liquidity of over $4.4 billion refers to “Part 5 - Liquidity and Capital Resources” in the Management Discussion and Analysis in the Q1 2024 Interim Report.

(21) 12-15% target returns are calculated as annualized cash return on investment.